Exhibit 99.1

20 September 2022

Tremor International Ltd
("Tremor" or the "Company")

Tremor International Announces $20 Million Share Repurchase Program

Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data, and Connected TV (“CTV”) advertising, offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that its Board of Directors has approved a $20 million share repurchase program under which Tremor is authorized to purchase up to $20 million of its Ordinary Shares. The share repurchase program will be financed through existing cash resources.

The initiation of this further share repurchase program follows the Company’s $75 million share repurchase program that commenced on 1 March 2022, which has approximately £430,000 remaining within the program.

About The Share Repurchase Program

•	The Board has authorized Tremor to purchase up to $20 million of its Ordinary Shares on the AIM Market (the “Authority”) and the repurchase program will be financed through existing cash reserves
•	The repurchase program will be independently managed by finnCap Ltd, the Company's AIM broker, which will make trading decisions independently and without the influence of the Company
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In accordance with the AIM Rules, the repurchase program will be effected in accordance with the Authority in that the maximum price paid per Ordinary Share is to be no more than 105% of the average middle market closing price of an Ordinary Share on AIM for the five business days preceding the date of purchase

•	The repurchase program will commence 1 October 2022 and will continue until the earlier of either 1 April 2023, or until it has been completed
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Share repurchases will be made in accordance with applicable securities laws and regulations, and any Ordinary Shares acquired as a result of the repurchase program will be announced to the market without delay

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Any Ordinary Shares acquired as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury

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The share repurchase program does not obligate Tremor to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law

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Due to the limited liquidity in the issued Ordinary Shares, any repurchase of Ordinary Shares pursuant to the Authority on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25% of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article

Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Tremor notifies the market that as at 1 September 2022, the Company's issued share capital consists of 187,493,039 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 42,554,781 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 144,938,258.

The above figure of 144,938,258 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd. Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Tremor PR Contact: Caroline Smith VP, Communications, Tremor International	csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as "anticipates," "believes," "expects," "intends," "may," "can," "will," "estimates," and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the new share repurchase program and the manner in which it may be implemented and the benefits to the Company and its shareholders, if any, of such program. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor's most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor and Unruly, and the Tremor and Unruly logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word "partner" or "partnership" in this press release does not mean a legal partner or legal partnership.